CONSENT OF JEFFREY L. WOODS

The undersigned hereby consents to the inclusion of information related to the mineral properties of Integra Resources Corp. (the "Company") included in or incorporated by reference into the Registration Statement on Form 40-F (the "Form 40-F") being filed with the United States Securities and Exchange Commission, and any amendments thereto, related to the following:

(a) the technical report entitled "Technical Report and Preliminary Economic Assessment for the DeLamar and Florida Mountain Gold - Silver Project, Owyhee County, Idaho, USA", dated October 22, 2019;

(b) the disclosure related to the DeLamar Project in the Annual Information Form of the Company for the fiscal year ended December 31, 2019;

(c) the disclosure related to the DeLamar Project in the News Release dated October 22, 2019;

(d) the disclosure related to the DeLamar Project in the Amended Material Change Report dated September 12, 2019; and

(e) the disclosure related to the DeLamar Project in the News Release dated September 9, 2019 (collectively, the "Exhibits").

The undersigned further consents to reference of the undersigned's name in the Form 40-F and in the Exhibits included in or incorporated by reference into the Form 40-F.

/s/ Jeffrey L. Woods
Name: Jeffrey L. Woods, Member S.M.E., M.M.S.A.
Date: July 7, 2020